40 BANK STREET CANARY WHARF LONDON E14 5DS _____ TEL: (020) 7519-7000 FAX: (020) 7519-7070 www.skadden.com April 15, 2013	AFFILIATE OFFICES _____ BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON _____ BEIJING BRUSSELS FRANKFURT HONG KONG MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE

Via EDGAR and Hand Delivery	SYDNEY
Correspondence Relating to Registration Statement	TOKYO
Ms Mara L. Ransom	TORONTO
Assistant Director	VIENNA

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	QIWI plc

Registration Statement on Form F-1 filed on March 27, 2013

File No. 333-187579

Dear Ms. Ransom:

On behalf of our client, QIWI plc (the “Company” or “QIWI” ), we hereby provide the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with its review of the Company’s Registration Statement on Form F-1, File No. 333-187579, as originally filed on March 27, 2013 (the “Registration Statement”), with certain disclosure attached hereto as Exhibit A, which contains a range of preliminary results for the three months ended March 31, 2013 to be included as a “Recent Development” section in the Registration Statement. The Company is requesting the Staff review the preliminary results disclosure in Exhibit A and advise the Company whether the Staff has any comments. The Company would like to add the disclosure in Exhibit A to the Registration Statement in a filing to be made as early as Friday, April 19, 2013 and would therefore appreciate receipt of any comments or objections the Staff may have to the disclosure in Exhibit A as expeditiously as possible.

April 15, 2013

Should the Staff have any questions or comments, please contact me on +44 207 519 7026 or Pranav.Trivedi@skadden.com, or Michael Zeidel on +1 212 735 3259 or Michael.Zeidel@skadden.com.

Sincerely,

/s/ Pranav Trivedi

Pranav Trivedi
Partner

cc.	Securities and Exchange Commission, Division of Corporation Finance

Yolanda Guobadia

Bill Thomson

Lisa Kohl

Dietrich King

QIWI plc

Sergey Solonin

Alexander Karavaev

April 15, 2013

Exhibit A

Preliminary First Quarter Results

Although our consolidated financial statements for the three months ended March 31, 2013 are not yet available, we believe that the preliminary operating segment data presented below provides an understanding of the trends that we experienced during this quarter. The following expectations regarding our results for this period are solely management estimates based on currently available information. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect to these data.

Based on preliminary operating segment results for the first quarter that have been reviewed by management, we expect that for the three months ended March 31, 2013:

•	payment volume in Qiwi Distribution will be between RUB 116 billion and RUB 117.5 billion;

•	payment volume in Qiwi Wallet will be between RUB 53 billion and RUB 54 billion;

•	segment net revenue will be between RUB 1,220 million and RUB 1,290 million; and

•	segment profit before tax will be between RUB 430 million and RUB 620 million.

Although we are unable at this time to provide any additional estimates with respect to our financial position, we have not identified any unusual or unique events or trends that occurred during the three months ended March 31, 2013 which might materially affect our results of operations.

Segment net revenue

We expect our segment net revenue for the three months ended March 31, 2013 will be between RUB 1,220 million and RUB 1,290 million, an increase of between 44% and 52% from our segment net revenue of RUB 847 million for the three months ended March 31, 2012. This increase was primarily due to an increase in payment volume and an increase in value added services in Qiwi Distribution.

Segment net revenue is the total net revenue of our reportable segments and is presented for historical periods in note 9 of our financial statements included elsewhere in this prospectus. Segment net revenue differs from adjusted net revenue as presented in this prospectus as it reflects immaterial differences related to the timing of expense recognition. Please refer to note 9 of our financial statements and “Selected Consolidated Financial and Other Data—Non-IFRS Financial Measures—Adjusted Net Revenue.”

April 15, 2013

Segment profit before tax

We expect our segment profit before tax for the three months ended March 31, 2013 will be between RUB 430 million and RUB 620 million, an increase of 93% to 174% from our segment profit before tax of RUB 223 million for the three months ended March 31, 2012. This increase was primarily due to the continuing impact of scale on our operations as the growth of our segment net revenue continued to outpace the growth of our expenses.

Segment profit before tax is the total profit before tax of our reportable segments and is presented in note 9 to our financial statements included elsewhere in this prospectus. Segment profit before tax differs from adjusted net profit as presented in this prospectus as it does not reflect, among other things, income taxes and effects of software development cost not capitalized in segment presentation, and reflects immaterial differences related to the timing of expense recognition, gain on bargain purchase, and gains on disposals. Please refer to note 9 of our financial statements and “Selected Consolidated Financial and Other Data—Non-IFRS Financial Measures—Adjusted Net Profit.”

The foregoing preliminary first quarter results constitute forward looking statements and our actual results may differ from these expectations. Our estimates of payment volumes, segment net revenue and segment profit before tax for the three months ended March 31, 2013 are subject to completion of our interim financial statements for this period and may change as a result of, among other things, closing adjustments, finalization of fair value estimates and impairment tests or continuing monitoring of the event after the balance sheet date. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements” in this prospectus for additional information.